April 3, 2017

Acceleration Request for Schneider National, Inc.

Registration Statement on Form S-1

(File No. 333-215244)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Schneider National, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:30 p.m., Washington, D.C. time, on April 5, 2017, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

*   *   *   *   *   *   *

Please call me at (212) 474-1824 with any questions.

Very truly yours,

/s/ Johnny G. Skumpija Johnny G. Skumpija

U.S. Securities and Exchange Commission

    Division of Corporation Finance

        100 F. Street, N.E.

            Washington, D.C. 20549

Encl.

Copy w/encl. to:

John Dana Brown

    Attorney-Advisor

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Julie Griffith

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Paul Kardish

    General Counsel, Corporate Secretary and Executive Vice President

        Schneider National, Inc.

            3101 Packerland Drive

                Green Bay, Wisconsin 54313

BY EDGAR

Schneider National, Inc.

3101 Packerland Drive

Green Bay, WI 54313

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mr. John Dana Brown
Ms. Julie Griffith

Schneider National, Inc.

Registration Statement on Form S-1

File No. 333-215244

April 3, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Schneider National, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 3:30 p.m., Washington, D.C. time, on April 5, 2017, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Johnny G. Skumpija at (212) 474-1824 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Schneider National, Inc.

By:	/s/ Paul J. Kardish
Name: Paul J. Kardish
Title: General Counsel

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, New York 10036

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Julie Griffith
Mr. John Dana Brown

Schneider National, Inc.

Registration Statement on Form S-1

File No. 333-215244

April 3, 2017

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Schneider National, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:30 p.m., Washington, D.C. time, on April 5, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated March 24, 2017, through the date hereof:

Preliminary Prospectus dated March 24, 2017:

5,228 copies to prospective underwriters, institutional investors, dealers and others

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC UBS SECURITIES LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name: Lauren Garcia Belmonte
Title: Executive Director

By:	UBS SECURITIES LLC

By:	/s/ Kevin Lacerda
Name: Kevin Lacerda
Title: Director

By:	/s/ Michael Zahka
Name: Michael Zahka
Title: Associate Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

[Signature Page to Acceleration Request]